

HAGEMEYER

HAGEMEYER SERVICES B.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 695 77 03

LEGAL DEPARTMENT



03037365

Filenr. 82-4865

Direct line 6957

Our ref.

Your ref.

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL



Naarden, 5 November 2003

Re: Hagemeyer N.V.,
Filenr. 82-4865

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish the required information. A list stating the information being submitted, is also attached to this letter. The filenumber of Hagemeyer N.V. is: 82-4865.

Yours truly,

Patricia Vonk

Enc.

Filenr. 82-4865

LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.

Since 2 October 2003

1. COMMERCIAL REGISTER

Date	Language	Change
None		

2. PRESS RELEASES

Date	Language	Subject
5-11-2003	English and Dutch	Lenders extent Standstill Agreement
31-10-2003	English and Dutch	no decision on any alternatives.
28-10-2003	English and Dutch	Trading update 3rd quarter
16-10-2003	English and Dutch	Getronics and Hagemeyer agree to sell in principle its hardware distributor Pluz
10-10-2003	English and Dutch	Hagemeyer enters into a standstill agreement

3. PUBLIC ADVERTISEMENTS

Date	Language	Subject
None		

4. ACCOUNTS

Language	Subject
English and Dutch	Interim Report 2003

5. OTHER

Date	Language	Subject
None		



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PRESS RELEASE

HAGEMEYER LENDERS EXTEND STANDSTILL AGREEMENT

Hagemeyer N.V. announces today that is has reached agreement with its group of lenders to extend the standstill agreement until February 9, 2004. This agreement allows for the continuation of the existing credit lines and provides access by the Company to liquidity to support normal working capital and trade credit.

The extension of the standstill agreement is intended to provide Hagemeyer and its lenders with sufficient time to implement an overall refinancing plan. The key terms and conditions of the standstill agreement are unchanged from those mentioned in the press release dated October 10, 2003.

Naarden, November 5, 2003
HAGEMEYER N.V.
Board of Management

For further information: R.A.J. Hin
+ 31.35.6957676

www.hagemeyer.com



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

PERSBERICHT

HAGEMEYERS FINANCIERS VERLENGEN STANDSTILL AGREEMENT

Hagemeyer N.V. maakt vandaag bekend dat met haar groep van financiers overeenstemming is bereikt om de standstill agreement tot 9 februari 2004 te verlengen. Deze verlenging voorziet in de continuïteit van de bestaande kredietfaciliteiten en verschaft de onderneming de liquiditeit die nodig is voor normaal werkkapitaal en handelskrediet.

De voorzetting van de standstill agreement is bedoeld om Hagemeyer en haar financiers genoeg tijd te geven om een overall herfinancieringsplan te implementeren. De belangrijkste voorwaarden van de standstill agreement zijn onveranderd ten opzichte van die welke zijn genoemd in het persbericht van 10 oktober 2003.

Naarden, 5 november 2003
HAGEMEYER N.V.
Raad van Bestuur

Voor nadere informatie: R.A.J. Hin
035-6957676

www.hagemeyer.com



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

PERSBERICHT

Zoals bekend gemaakt in de persberichten van 10 en 28 oktober 2003 zijn onderhandelingen over verschillende herfinancieringsalternatieven, waaronder een mogelijke investering door een derde partij, in een gevorderd stadium. Op dit moment is nog geen enkel besluit genomen over deze alternatieven.

Naarden, 31 oktober 2003
HAGEMEYER N.V.
Raad van Bestuur

Voor nadere informatie: R.A.J. Hin
035-6957676



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PRESS RELEASE

As announced in the press releases dated October 10 and October 28, 2003, several refinancing alternatives are in advanced stages of negotiation, possibly including a third party investment. At this point in time no decision has been taken on any of these alternatives.

Naarden, October 31, 2003
HAGEMEYER N.V.
Board of Management

For further information: R.A.J. Hin
+ 31.35.6957676

 HAGEMEYER

HAGEMEYER UPDATE TRADING DERDE KWARTAAL 2003[1] EN FINANCIËLE POSITIE

Zoals eerder aangekondigd geeft Hagemeyer vandaag een trading update over het derde kwartaal van 2003.

De netto omzet van de Groep over het derde kwartaal 2003 bedroeg EUR 1.450 miljoen (derde kwartaal 2002: EUR 2.123 miljoen). Desinvesteringen, met name Tech Pacific, en de beëindiging van het contract met Puma, hadden een omzetafname van EUR 504 miljoen tot gevolg. Het negatieve effect van wisselkoersmutaties ten opzichte van dezelfde periode van het vorig jaar bedroeg EUR 57 miljoen. De autonome groei voor de Groep als geheel was 7,3% negatief (EUR 113 miljoen).

De zwakke marktomstandigheden van de eerste zes maanden 2003 hielden gedurende het derde kwartaal aan en er is geen tastbaar bewijs van herstel. Als gevolg hiervan stond de omzet bij vrijwel al onze werkmaatschappijen onder druk. Bovendien heeft de voortdurende onzekerheid over Hagemeyers financiële situatie invloed op onze verkopen, waarbij de concurrentie gebruik maakt van onze huidige positie. Daarnaast wordt de omzet, zij het tijdelijk, beïnvloed door de aanzienlijke reductie van het personeelsbestand en andere herstructureringsactiviteiten die binnen de PPS divisie plaatsvinden, waardoor de organisatie niet in staat is om op alle beschikbare commerciële mogelijkheden in te gaan.

PROFESSIONAL PRODUCTS EN SERVICES (PPS)

De netto omzet voor de PPS divisie bedroeg EUR 1.297 miljoen (derde kwartaal 2002: EUR 1.475 miljoen). Wisselkoersmutaties hadden een negatief effect van EUR 73 miljoen. De autonome groei voor de PPS divisie was 7,4% negatief (EUR 103 miljoen). Op basis van hetzelfde aantal werkbare dagen was de autonome groei voor de PPS divisie 6,9% negatief.

Overzicht autonome groei PPS (op basis van hetzelfde aantal werkbare dagen)

	1e kwartaal 2003	2e kwartaal 2003	1e halfjaar 2003	3e kwartaal 2003	Negen maanden 2003
PPS Europa	**-9,5**	**-9,2**	**-9,3**	**-7,2**	**-8,6**
PPS UK	- 16,6	-19,1	-17,7	-9,5	-15,0
PPS Europa (exclusief UK)	-5,9	-4,8	-5,4	-6,3	-5,7
PPS Noord-Amerika	**-7,1**	**-6,5**	**-6,8**	**-9,1**	**-7,5**
PPS Azië-Pacific	**8,0**	**2,7**	**5,1**	**1,3**	**3,7**
PPS Totaal	**-7,6**	**-7,5**	**-7,6**	**-6,9**	**-7,4**

[1] alle cijfers zijn schattingen, waarop geen externe accountantscontrole is toegepast

gevergd en is, hoewel moeilijk te kwantificeren, naar alle waarschijnlijkheid tijdens de conversie van invloed geweest op de omzet. Nu het nieuwe systeem draait kan HEG zich opnieuw richten op het verder laten groeien van de omzet in 2004.

AGENCIES / CONSUMER ELECTRONICS

De omzet van de divisie Agencies/Consumer Electronics bedroeg in het derde kwartaal EUR 153 miljoen (derde kwartaal 2002: EUR 221 miljoen). Wisselkoersmutaties hadden een negatief effect op de omzet van EUR 5 miljoen, terwijl desinvesteringen (met name de Puma activiteiten) een negatief effect van EUR 54 miljoen op de omzet hadden. De autonome groei (niet aangepast) was 5,8% negatief (over de eerste negen maanden 2003: 0,6% negatief), als gevolg van lagere omzetten in consumentenelektronica gedurende de zomermaanden en een aantal zwakkere markten in Azië-Pacific.

FINANCIËLE POSITIE [2]

De netto schuldenlast bedroeg per 30 september 2003 EUR 973 miljoen, een toename van EUR 77 miljoen in vergelijking tot de netto schuldenlast van EUR 896 miljoen per 30 juni 2003. Dit wordt bijna geheel veroorzaakt door een aan het seizoen gerelateerde stijging van handelsdebiteuren die niet kon worden gecompenseerd door een navenante stijging in handelscrediteuren.
Voor het laatste kwartaal van 2003 verwachten wij een afname van het werkkapitaal. Lagere handelsdebiteuren, in combinatie met een daling van de voorraden, zullen naar verwachting een voorziene daling van handelscrediteuren meer dan compenseren. Dit zal bijdragen aan de vrije kasstroom die naar verwachting positief zal zijn in het vierde kwartaal. Voor het gehele jaar echter zal de vrije kasstroom, voor opbrengsten van desinvesteringen, negatief zijn, terwijl de vrije kasstroom voor het gehele jaar na desinvesteringen positief zal zijn.

Zoals bekend gemaakt in het persbericht van 10 oktober 2003, onderzoekt Hagemeyer met haar wereldwijde groep van financiers strategieën om de onderneming te herfinancieren en van de nodige liquiditeit te voorzien. Verschillende herfinancieringsalternatieven zijn in een gevorderd stadium van onderhandeling. Deze alternatieven betreffende een herstructurering van de schuldenlast van de onderneming in combinatie met een noodzakelijke uitbreiding van het aandelenkapitaal met enige honderden miljoenen Euros.
Gezien de lopende gesprekken met haar financiers heeft Hagemeyer er vertrouwen in dat de standstill agreement, die tot 9 november 2003 loopt, tot 9 februari 2004 verlengd zal worden.

Naarden, 28 oktober 2003
HAGEMEYER N.V.
Raad van Bestuur

Voor nadere informatie: R.A.J. Hin 035 – 6957676

www.hagemeyer.com

---

[2] Deze trading update is geen aanbod van effecten in Hagemeyer N.V. noch een uitnodiging tot het doen van een zodanig aanbod in de V.S. of enige andere jurisdictie.



HAGEMEYER

HAGEMEYER UPDATE THIRD QUARTER 2003 TRADING [1] AND FINANCIAL POSITION

As previously announced, Hagemeyer today issues its quarterly trading update for Q3 2003.

The Group recorded net sales of EUR 1,450 million in the third quarter ended September 30, 2003 (Q3 2002: EUR 2,123 million). Divestments, particularly Tech Pacific and the termination of the Puma contract, resulted in a decrease in sales of EUR 504 million. Adverse foreign exchange rate movements reduced sales by EUR 57 million compared to the same period last year. For the Group as a whole, organic growth was 7.3% negative (EUR 113 million).

The weak market conditions of the first six months of 2003 continued throughout the third quarter, with no tangible signs of a recovery. As a result, the top line was under pressure in virtually every operating unit. In addition, the continued uncertainty regarding Hagemeyer's financial situation is having an impact on our sales, with competition exploiting our current position. Moreover, the major headcount reduction and other restructuring activities which are taking place in the PPS division are having an impact, albeit temporarily, on the top line as they prevent the organisation from pursuing all available commercial opportunities.

PROFESSIONAL PRODUCTS AND SERVICES (PPS)

Net sales for the PPS division were EUR 1,297 million (Q3 2002: EUR 1,475 million). Foreign exchange rate movements reduced sales by EUR 73 million. Organic growth for the PPS division was 7.4% negative (EUR 103 million). On a same working day basis, organic growth for the PPS division was 6.9% negative.

Summary organic growth PPS (on a same working day basis)

	Q1 2003	Q2 2003	HY1 2003	Q3 2003	Nine months 2003
PPS Europe	**-9.5**	**-9.2**	**-9.3**	**-7.2**	**-8.6**
PPS UK	- 16.6	-19.1	-17.7	-9.5	-15.0
PPS Europe (excluding UK)	-5.9	-4.8	-5.4	-6.3	-5.7
PPS North America	**-7.1**	**-6.5**	**-6.8**	**-9.1**	**-7.5**
PPS Asia-Pacific	**8.0**	**2.7**	**5.1**	**1.3**	**3.7**
PPS Total	**-7.6**	**-7.5**	**-7.6**	**-6.9**	**-7.4**

Per region, developments were as follows:

- **Europe**
  Organic growth in the third quarter was 7.2% negative, compared to 9.3% negative during the first six months of 2003.

[1] all figures are unaudited estimates

- Central Europe
  In the Central European region (Germany, the Netherlands, Switzerland and Austria), the C&I (Construction and Installation) and industrial markets continued to decline. Hagemeyer's sales were negatively impacted by these developments. Positively, the cost reduction program in the region is well on track.

- Nordics
  In the Scandinavian countries, market conditions continued to be soft. Sales in the Nordics region were down compared to the same period in the previous year, due to reduced sales of telecommunication products. In the C&I and industrial markets, Hagemeyer was able to maintain and even slightly improve its market share.

- UK
  The UK electrical distribution market continued to be soft in Q3 2003 with an estimated 5% overall market decline compared to 2002. After a very difficult first six months, there are now clear indications that Hagemeyer UK's market share has stabilised with an increase in sales per day of the electrical division for three consecutive months. Market research has confirmed that Hagemeyer has been able to retain the commercial relationship with the majority of its customers, although it has lost 'share of wallet' as a result of the drop in service levels following last year's introduction of new logistical and ICT systems. The UK company is working hard to improve its service offering to a level that will give Hagemeyer a true competitive edge. On the downside, the financial position of the Company represents a risk to the further recovery of our UK top line.

- Spain
  Our Spanish operation continued to perform well and recorded modest organic growth.

- **North America**
  The recovery in the US manufacturing sector, in which Hagemeyer North America generates approximately 75% of its sales, has been sluggish and, more importantly, the decline in the number of jobs in this sector continues. Organic growth for the third quarter was a disappointing 9.1% negative, following a negative organic growth of 6.8% in the first six months of the year. Hagemeyer's ability to write and implement new customer contracts is being hampered by concerns amongst our customer and supplier base about the Company's financial position. While the implementation of our new logistics model continues, the company is focusing on improving operating margins through cost reductions, process improvements and business mix.

- **Asia-Pacific**
  Organic growth in the Asia-Pacific region in the third quarter was 1.3% positive in a market which was clearly less buoyant than earlier this year. Importantly, the national implementation of the Movex ERP system by the Hagemeyer Electrical Group in Australia has been successfully completed. This has required a major effort from the entire organisation and is considered to have had an adverse, although difficult to quantify, impact on the top line during the conversion. With the new system in place, HEG is well set to refocus on expanding its revenue base in 2004.

AGENCIES / CONSUMER ELECTRONICS

Sales for the Agencies/Consumer Electronics division were EUR 153 million in the third quarter (Q3 2002: EUR 221 million). Foreign exchange rate movements had a negative

impact on sales of EUR 5 million, while divestments (mainly the Puma-business) negatively impacted sales by EUR 54 million. Organic growth (non adjusted) was 5.8% negative (0.6% negative for the first nine months), reflecting weak summer sales of consumer electronics and softness in some of our Asia-Pacific markets.

FINANCIAL POSITION [2]

Net debt per September 30, 2003, amounted to EUR 973 million, an increase of EUR 77 million as compared to the net debt of EUR 896 million per June 30, 2003. This is almost entirely caused by the seasonal increase in trade receivables which could not be compensated by a corresponding increase in trade payables.
For the last quarter of 2003, we forecast a reduction in working capital. Lower trade receivables, in combination with a decrease in inventories, are expected to more than offset an anticipated decrease in trade payables. This will contribute to the free cash flow which is expected to be positive in Q4. For the full year, however, free cash flow, before proceeds from divestments, will be negative, whereas after divestments, free cash flow for the full year will be positive.

As announced in the press release dated October 10, 2003, Hagemeyer has been reviewing strategies with its worldwide creditor group to refinance the Company and secure the required liquidity. Several refinancing alternatives are in advanced stages of negotiation. These alternatives involve a restructuring of the Company's debt, combined with a required increase of the Company's share capital with several hundred million Euros.

Based on the ongoing discussions with its lenders, Hagemeyer is confident that the standstill agreement, which runs through November 9, 2003, will be extended until February 9, 2004.

Naarden, October 28, 2003
HAGEMEYER N.V.
Board of Management

For further information: R.A.J. Hin +31.35.6957676

www.hagemeyer.com

---

[2] This trading update is not an offer to sell or a solicitation of any offer to buy the securities of Hagemeyer N.V. in the United States or in any other jurisdiction



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PRESS RELEASE

GETRONICS AND HAGEMEYER AGREE TO SELL IN PRINCIPLE ITS HARDWARE DISTRIBUTOR PLUZ TO SCH

- **Getronics and Hagemeyer have agreed to sell in principle their value add hardware distributor Pluz to Specialist Computer Holdings**

Getronics N.V. and Hagemeyer N.V. have agreed in principle to sell their value add business-to-business hardware distributor Pluz to Specialist Computer Holdings PLC (SCH). The transaction is still subject to certain conditions and the customary regulatory procedures are in process.

Pluz was formed in 2001 after merging Getronics' distribution subsidiary Datelcom with Hagemeyer's Codis activities. Pluz is one of the key players in the Netherlands in hardware distribution activities to Value Added Resellers and System Integrators.

Fortis Bank has acted as financial advisor to Getronics and Hagemeyer in respect of the divestment of Pluz en Greenberg Traurig and Stibbe as legal advisors to Getronics and Hagemeyer, respectively.

Naarden, October 16, 2003
HAGEMEYER N.V.
Board of Management

For further information: Robbert A.J. Hin
+ 31.35.6957676

www.hagemeyer.com



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

Press Release

Hagemeyer enters into a standstill agreement

- **Standstill until November 9, 2003, can be extended to February 9, 2004**
- **Advanced stage of financial restructuring**
- **Substantial dilution for shareholders expected**

Hagemeyer N.V. announces that it has entered into a standstill agreement with virtually all of its lenders. This agreement allows for the continuation of the existing credit lines and waives certain defaults which have occurred in various credit facilities. The agreement provides access by the Company to liquidity to support normal working capital and trade credit.

The standstill agreement formalises the process of extending waivers within which the Company has been operating since July. Since then it has been developing and reviewing strategies with its worldwide creditor group to refinance the Company and to secure the required liquidity. Several alternatives are in advanced stages of consideration. The standstill agreement is valid until November 9, 2003, and aims to provide the Company with the necessary time to complete the plans of a permanent restructuring of its capitalisation. The agreement can be extended to February 9, 2004, if agreed by the Company and the relevant lenders.

Strategies being considered include restructuring existing debt, new equity capital, possibly including a third party investor, and other solutions. Most of the alternatives would involve substantial dilution for the Company's current shareholders. "Our objective is to implement a recapitalisation of the Company which provides the necessary operating flexibility and financial strength for our operating companies to execute their business plans and which is fair to all our stakeholders," commented Rob ter Haar, CEO of Hagemeyer.

Key terms and conditions of the standstill agreement are summarised in Exhibit I. As soon as specific information about the refinancing is available, this will be published.

Naarden, October 10, 2003
HAGEMEYER N.V.
Board of Management

For further information: Robbert A.J. Hin
++31.35.6957676
www.hagemeyer.com

Exhibit I

Key terms and conditions of the Hagemeyer standstill agreement

A. The standstill agreement covers all facilities provided by the group of lenders, including letters of credit, and is based on the situation as per August 4, 2003.

B. Duration:
   - initially to November 9, 2003 and if agreed by the Company and the relevant lenders the standstill can be extended to February 9, 2004.

C. Interest cost and waiver fee:
   - Total interest cost will increase from 5.5% per annum as per January 2003, to approximately 7.0% of net debt.
   - The waiver fee equals 25 basis points of the amount of the standstill for the period up to November 9, 2003.

D. Key conditions to be met on or before November 9, 2003:
   - Reporting on progress on specific business and working capital improvements.
   - Reporting on progress towards completion of the overall refinancing plan.

E. Financial covenant:
   - During the standstill period Hagemeyer must meet a minimum current ratio[1] of 1.0 (note: the current ratio as per June 30, 2003 was 1.05).

[1] 'Current ratio' means the ratio of current assets (calculated as the sum of (1) net inventories [gross inventory less inventory provision], (2) net trade receivables [gross trade receivables less provision for bad debts], (3) other receivables and prepayments, and (4) cash and deposits) of the Group to the current liabilities (calculated as the sum of (1) trade payables, (2) other current liabilities and (3) all debt under the existing facilities other than the subordinated loan facility agreement).



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

PERSBERICHT

Hagemeyer bereikt overeenstemming over standstill agreement

- **Standstill tot 9 november 2003, kan worden verlengd tot 9 februari 2004**
- **Financiële herstructurering in gevorderd stadium**
- **Aanzienlijke verwatering voor aandeelhouders verwacht**

Hagemeyer maakt bekend dat met nagenoeg al haar financiers een standstill agreement is overeengekomen. Deze overeenkomst voorziet in de voortzetting van de bestaande kredietfaciliteiten ondanks het feit dat de onderneming niet aan een aantal daarbij behorende verplichtingen voldoet. De overeenkomst verschaft de liquiditeit die nodig is voor normaal werkkapitaal en handelskrediet.

De standstill agreement formaliseert het proces van opeenvolgende waivers waarbinnen de onderneming sinds juli van dit jaar haar financiering heeft voortgezet. Sinds die tijd onderzoekt en ontwikkelt Hagemeyer samen met haar wereldwijde groep van financiers strategieën om de onderneming te herfinancieren en van de benodigde liquiditeit te voorzien. De ontwikkeling van de verschillende alternatieven is in een gevorderd stadium. De standstill agreement is geldig tot 9 november 2003 en is erop gericht de onderneming de noodzakelijke tijd te geven om de plannen voor een permanente herstructurering van de kapitalisatie af te ronden. De overeenkomst kan worden verlengd tot 9 februari 2004, indien de onderneming en de betrokken financiers daarmee akkoord gaan.

Onder de strategieën die worden overwogen zijn de herstructurering van de bestaande schuld, het aantrekken van nieuw kapitaal, mogelijk van een derde partij, en andere oplossingen. De meeste van deze scenario's zullen leiden tot een aanzienlijke verwatering voor de bestaande aandeelhouders. "Ons doel is om een herkapitalisatie van de onderneming te realiseren, die onze werkmaatschappijen de noodzakelijke operationele flexibiliteit en financiële kracht biedt om hun business plannen te kunnen uitvoeren en die fair is voor al onze stakeholders," aldus Rob ter Haar, CEO van Hagemeyer.

De belangrijkste voorwaarden van de standstill agreement zijn samengevat in Bijlage I. Zodra concrete informatie over de herfinanciering beschikbaar is, zal dit bekend worden gemaakt.

Naarden, 10 oktober 2003
HAGEMEYER N.V.
Raad van Bestuur

Voor nadere informatie: R.A.J.Hin
035-6957676
www.hagemeyer.com

Bijlage I

Belangrijkste voorwaarden van de Hagemeyer standstill agreement

A. De standstill agreement, waarin alle kredietfaciliteiten die door de groep van financiers zijn verschaft, zijn begrepen, inclusief letters of credit, is gebaseerd op de peildatum van 4 augustus 2003.

B. Duur:
- in eerste instantie tot 9 november 2003 en indien de onderneming en de betrokken financiers daarmee akkoord gaan, kan deze verlengd worden tot 9 februari 2004.

C. Rente- en waiverkosten:
- De totale rentekosten zullen toenemen van 5,5% per jaar per januari 2003 tot circa 7,0% van de netto schuld.
- De kosten van de waiver bedragen 25 basispunten van het bedrag van de standstill voor de periode tot 9 november 2003.

D. Belangrijkste voorwaarden waaraan op of vóór 9 november 2003 moet worden voldaan:
- Rapportage over de voortgang met betrekking tot specifieke zakelijke- en werkkapitaalverbeteringen.
- Rapportage over de voortgang met betrekking tot het afronden van het overall financing plan.

E. Financiële voorwaarde:
- Tijdens de standstill agreement moet Hagemeyer voldoen aan een minimum current ratio[1] van 1.0 (n.b.: de current ratio per 30 juni 2003 was 1.05).

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[1] 'Current ratio' is de ratio van de vlottende activa (berekend als het saldo van (1) netto voorraden [bruto voorraden minus voorraadvoorziening], (2) netto handelsvorderingen [bruto handelsvorderingen, minus voorziening voor dubieuze debiteuren], (3) overige vorderingen en vooruitbetalingen, en (4) liquide middelen van de Groep, gedeeld door kortlopende schulden (berekend als het saldo van (1) handelscrediteuren, (2) overige kortlopende schulden en (3) alle schulden onder de bestaande kredietfaciliteiten met uitzondering van achtergestelde leningen).